UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Sunrise Senior Living, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

86768K 10 6

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 86768K 10 6	Page 2 of 6 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Klaassen **/
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 1,754,086
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,754,086
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,754,086
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11	Percent of Class Represented by Amount in Row (9) 3.0%
12	Type of Reporting Person (See Instructions) IN

**/	The shares reported as beneficially owned by Mr. and Mrs. Klaassen are the same shares.

SCHEDULE 13G

CUSIP No. 86768K 10 6	Page 3 of 6 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Teresa M. Klaassen **/
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 1,754,086
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,754,086
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,754,086
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11	Percent of Class Represented by Amount in Row (9) 3.0%
12	Type of Reporting Person (See Instructions) IN

**/	The shares reported as beneficially owned by Mr. and Mrs. Klaassen are the same shares.

SCHEDULE 13G

CUSIP No. 86768K 10 6	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer:

Sunrise Senior Living, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

7900 Westpark Drive, Suite T-900 McLean, Virginia 22102

Item 2.	(a)	Name of Persons Filing:

Paul J. and Teresa M. Klaassen

	(b)	Address of Principal Business Office or, if none, Residence:

7900 Westpark Drive, Suite T-900 McLean, Virginia 22102

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

86768K 10 6

Item 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 86768K 10 6	Page 5 of 6 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,754,086 (Paul J. Klaassen) 1,754,086 (Teresa M. Klaassen)

(b) Percent of class:

3.0% (Paul J. Klaassen) 3.0% (Teresa M. Klaassen)

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

1,754,086 (Paul J. Klaassen) 1,754,086 (Teresa M. Klaassen)

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

1,754,086 (Paul J. Klaassen) 1,754,086 (Teresa M. Klaassen)

Item 5.	Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SCHEDULE 13G

CUSIP No. 86768K 10 6	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

By:	/s/ Paul J. Klaassen
Paul J. Klaassen

By:	/s/ Teresa M. Klaassen
Teresa M. Klaassen